October 27, 2005
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, DC 20549
Attn: Alison White

Re:	Goldman Sachs Variable Insurance Trust (the “Registrant”)
Post-Effective Amendment No. 13
Request for Acceleration
Registration Nos. 333-35883/811-08361
Ladies and Gentlemen:
     Pursuant to Rule 461 of the Securities Act of 1933, we hereby request that the effective date of Post-Effective Amendment No. 13 to the Registrant’s Registration Statement on Form N-1A be accelerated to October 27, 2005 or as soon thereafter as practicable.

Very truly yours, GOLDMAN SACHS VARIABLE INSURANCE TRUST
By:	/s/ Howard B. Surloff
Name:	Howard B. Surloff
Title:	Secretary

GOLDMAN, SACHS & CO.
By:	/s/ Howard B. Surloff
Name:	Howard B. Surloff
Title:	Managing Director